Notice of Exempt Solicitation

NAME OF REGISTRANT: Amazon.com, Inc.

NAME OF PERSON RELYING ON EXEMPTION: Oxfam America

ADDRESS OF PERSON RELYING ON EXEMPTION: 226 Causeway Street, Boston, MA 02114

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Oxfam America urges you to vote FOR Item 10, the proposal on the Policy to Include Hourly Associates as Director Candidates at Amazon’s annual meeting of shareholders on May 26, 2021.

I. Summary of Resolution

RESOLVED, that shareholders of Amazon.com, Inc. (“Amazon”) urge the board to adopt a policy of promoting significant representation of employee perspectives among corporate decision makers by requiring that the initial list of candidates from which new board nominees are chosen (the “Initial List”) by the Nominating and Governance Committee include (but need not be limited to) hourly Associates. The Policy should provide that any third-party consultant asked to furnish an Initial List will be requested to include such candidates.

Supporting Statement

•	Retailers such as Amazon can benefit reputationally and financially from employee representation on the Board of Directors.
•	Amazon can cure its struggling public perception in relation to its poor treatment and compensation of employees by allowing their voices to be included on the Board, thereby heading off many critiques over labor policies before they grow into public relations challenges.
•	Including hourly associates on the Board would increase employee perspectives that filter up to the Board, and generate inclusivity and social cohesion, a major predictor of retention and productivity.

II. Arguments in Favor of a “Yes” Vote

Introduction

There is an increasing push by labor experts, legislators, and companies, to include employees, particularly hourly-wage workers, on corporate boards in order to promote long-term sustainability.1 Policymakers have noted that maintaining the status quo of corporate governance contributes to “stagnant wages, runaway executive compensation and underinvestment in research and innovation.”2

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The business community makes similar observations: the Business Roundtable, which counts Amazon among its members, recently announced that it is reevaluating the purpose of a corporation to align with stakeholders’ interests and to generate shared prosperity for business and society, because investing in employees and communities offers “the most promising way to build long-term value.”3

There is increasing recognition that employees’ perspectives are valuable to boards. The Council of Institutional Investors recently conducted a survey on employee access to boards at S&P100 companies, and uncovered growing support for explicit policies that encourage director interaction with employees as a way for boards to better understand and oversee corporate culture.4  97% of companies surveyed had policies stating that board members have access to either management or employees generally, and about half had policies specifically granting board members access to all employees.5 More than one-third (36%) of the companies detailed some kind of formal or informal process by which boards interact with employees.6

Research suggests that employee board representation grows the value of a company in several ways. According to the National Bureau of Economic Research, giving workers formal control rights raises capital formation and increases female representation on the board.7 Additionally, studies have found that non-US companies with worker representatives on their boards created nine percent more wealth for their shareholders than comparable companies without board-level worker representation.8 Furthermore, by investing in their employees and communities, companies will also be prepared for downturns in the economy. This holds true now more than ever, as the global pandemic, a divisive political environment, and protests against racial injustice have also highlighted workplace concerns, such as employee safety and diversity,9 that could have been mitigated earlier had boards been more alert to them.

Benefits of Employee Voice on Board

Since the financial crisis of 2008, companies in which employee representatives have a seat on the supervisory board have developed more favorably – including higher profits, capital market valuation, employee development, and investments in capital and R&D – than companies without a model of shared governance,10 which can be described as “a stakeholder orientation reflecting the inclusion of employee representatives on their boards of directors.” 11 A study found that between 2006 and 2011, cumulative shareholder returns in companies with employee representatives on boards were 28 percentage points higher than at comparable firms without workers’ participation.12 Looking at 560 listed European companies, the study evaluated the effects of workers’ participation in the supervisory board and compared companies from Germany, most of which have employees on boards, with matching companies of similar size from other European countries that are active in the same sector and similarly strongly diversified, but lacking such worker representation.13 Most significantly, companies with workers on boards were better able to reduce and sometimes even entirely offset losses from the 2008 economic crisis than companies with limited worker participation in supervisory boards.14 Accordingly, this model of governance has been lauded as a check against short-term capital allocation practices.15

In light of the resilience that comes from worker representation on boards, the U.K. has recently adopted a rule mandating that boards engage with employees to enhance worker voice in the boardroom, which may include appointing a non-executive employee as director.16 Because the interests of hourly workers can closely align with those of long-term shareholders – sustainable corporate operations like a healthy work environment leave employees satisfied and contribute to long-term growth – employee representation could actually be beneficial for shareholders. For instance, one overlap between employees’ and shareholders’ interest would be “to prevent managers from pursuing overly risky projects, maximizing short-term profits, or engaging in expansion by mergers and acquisitions.”17

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In another study looking at 25 EU countries, those with stronger worker participation rights performed better in terms of labor productivity, R&D intensity, and strike rates.18 Thus, integrating worker voice would allow companies to avoid the costs associated with workplace disruption by better integrating concerns of hourly workers into board deliberations over strategy. Given the recent rise in strikes and workplace activism,19 this carries particular urgency for companies.

Political Support

A growing number of American legislators support the employees on boards model as well. Polling conducted in the U.S. demonstrates substantial public support (over 53%) across party lines for employee representation.20 As a result, nearly one-third of Senate Democrats support initiatives led by Senators Tammy Baldwin and Elizabeth Warren, which include the Accountable Capitalism Act and the Reward Work Act, both of which propose codifying employee representation on boards. 21 Under both pieces of legislation, the Senators call for no less than “2/5 of the directors of a United States corporation shall be elected by the employees of the United States corporation.”22

The Senators acknowledge that modern corporate governance needs to be accountable to and inclusive of a wider array of interests, notably employees.23 Senator Baldwin’s staff report for the Reward Work Act found that higher levels of mandated worker participation in corporate board-level decision-making leads to increased economic prosperity. Nations with more worker empowerment have higher wages and higher real wage growth than the U.S. Additionally, the report revealed that firms with worker empowerment produce nine percent higher returns for shareholders and undertake twice the amount of investment as firms that do not have workers on boards.24

Worker representation on corporate boards is not a partisan issue. Senator Marco Rubio, along with twelve other conservatives, suggest that workers on boards is one possible avenue to strengthen worker voice and corporate governance.25

Lack of Employee Voice at Amazon

Amazon’s corporate board lacks representation from the hourly associates who thoroughly understand the company’s daily operations. Women and racial minorities, which constitute a large percentage of Amazon’s hourly associates, are comparatively underrepresented at the board level, which remains predominantly male and white.26 While Amazon recently hired Alicia Boler Davis, its fourth female and first Black woman, to the senior leadership group, the “S-team” is still dominated by white men,27 leaving critical voices underrepresented.

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By creating a direct line of communication between the board and employees, incorporating increased employee voice could help prevent the frequent operational disruptions that occur from employee dissatisfaction and frustration, including strikes, protests, and other work stoppages. Amazon has been publicly excoriated for mistreating workers, leading to significant reputational risk28 – including highly publicized criticisms over dehumanizing working conditions, anti-union activities, and placing significant strain on taxpayers by paying so little employees must rely upon food stamps.29 Employees have described workplace conditions as “hellish,”30 and the company threatened its own employees with termination for speaking out on environmental issues, 31 stoking further protests against Amazon’s climate policies. 32 In interviews with Amazon warehouse workers in the U.S., U.K., and throughout Europe, stories of grueling long hours, physical labor, fears about taking time off, and preventable workplace injuries, which highlights a very different reality between hourly-wage workers and upper management.33 During peak seasons, workers allege that Amazon frequently violates overtime laws for fulfillment-center workers, requiring them to work six 10-hour day shifts or five 12-hour night shifts, for a total of 60 hours.34 Just before COVID-19, many of these workers called for Amazon to provide more reliable public transit services to the warehouse, consolidate their break time, and better address reports of high injury rates at their New York City warehouse, which were found to be three times the national average for warehouses.35 Because protecting the company’s reputation and ability to retain its workforce factor can affect shareholder value, the Board should ensure that it has worker representation so that it may assess and address these risks directly.

Legal Risk

Amazon also faces an increasing number of lawsuits related to its inability to adequately address workers’ concerns. Through co-determination, Amazon could prevent many recurring disputes that result in lawsuits by putting in place relevant policies to better address these concerns by hourly-wage workers. A few of those lawsuits include:

•	Pregnant warehouse workers alleged that the company failed to accommodate their needs after being fired for their additional requests related to their pregnancy, including longer bathroom breaks and fewer continuous hours on their feet.[36]
•	A federal lawsuit from a call center employee who says Amazon violated the Americans with Disabilities Act by firing him for “time theft” over bathroom breaks.[37] The worker said in his lawsuit that he suffered from the digestive disorder Crohn’s disease and that the company discriminated against him on account of his disability.[38]
•	In April 2020, Amazon agreed to pay $11 million to settle a class action lawsuit filed by 200,000 non-exempt, hourly warehouse workers, who alleged they should have been paid for time spent during mandatory security searches.[39] The lawsuit focuses specifically on post-shift screening processes intended to curb theft.[40] The refusal to provide compensation for up to 30 minutes of an employee’s time met with harsh reactions from the employees, especially since the practice can add up to 90 minutes of unpaid time each week.
•	In another lawsuit, Amazon’s California flex delivery drivers claim that the company violated California wage and hour laws by misclassifying them as independent contractors instead of employees to avoid paying them overtime and to deny them other benefits of California labor law.[41] In California, the penalty is up to $25,000 per worker who was misclassified as an independent contractor.[42] Massachusetts Flex drivers secured a recent victory when a federal judge ordered that Amazon could not force the drivers to arbitrate their lawsuit and waive the right to participate in a class action.[43] The judge held that the workers fell into the “transportation worker exception” to the Federal Arbitration Act, which exempts drivers and truckers from arbitration requirements, according to a recent Supreme Court decision. As a result, these Amazon Flex drivers are allowed to pursue a class action against the company in court.[44]

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•	Twenty-seven plaintiffs allege in a proposed class action that Amazon.com Services, Inc. failed to pay California employees reporting time wages, as well as failing to provide suitable resting facilities.[45]
•	A warehouse worker at Amazon’s Sacramento, California shipping center filed a class action unpaid overtime lawsuit against the retailer over claims that the company denied him and others pay for overtime, time spent traveling to and from clock-in areas, and mandatory meal breaks.[46]

COVID-19 Pandemic

Throughout the pandemic, warehouse workers raised concerns that Amazon failed to protect them from getting sick and called for facilities with confirmed cases to be shut down. Employees expressed alarm at factory conditions, including “dirty air filters that aren’t replaced, a visibly ill colleague who vomited in the bathroom – even after passing the mandatory temperature checks…and workers standing close together….It’s like I’m risking my life for a dollar.”47 These concerns spurred employees to hold nationwide walkouts during scheduled shifts across 50 Amazon facilities,48 and to launch a public petition titled “We, Amazon Employees, Demand Coronavirus Protections!”49 Although Amazon claims only 20,000, or 1.44% of its employees had contracted COVID-19, a lack of transparency and oversight by warehouses to keep track of cases throughout the pandemic suggests the number may be much higher.50

Amazon workers have filed a lawsuit  that calls into question the company’s efforts to track and prevent the spread of COVID-19 among workers, arguing that it has failed to follow guidelines provided by public health agencies, such as the Centers for Disease Control and Prevention.51 The complaint, filed in U.S. District Court for New York’s Eastern District, alleges that Amazon has “sought to create a facade of compliance,” but has failed to adequately protect workers from the virus in a number of ways, including “sloppy contact tracing.”52

Conclusion

With the unique and much-needed perspective of hourly workers, corporate boards would be better equipped to respond to concerns of their workers, including concerns related to workplace safety, compensation, benefits, and other pressing issues. Although Amazon claims it has systems in place to allow workers to safely provide feedback to their management and the company, the status is clearly inadequate, as workers continue to publicly raise concerns about workplace conditions and compensation, including through litigation. Increasing employee voice on boards could help address this gap. With this model, a culture of honest feedback of employees’ experiences, satisfaction levels, and insights would help provide the Board insight into the struggles facing hourly employees. Amazon could benefit from integrating worker perspectives in the long-term as it would allow for improved public perception, improved culture, and increased retention of hourly workers. Amazon’s Nominating and Governance Committee should thus consider hourly employees among their candidates for the Board of Directors to ensure the long-term sustainability of the company.

We therefore urge shareholders to vote FOR Item 10.

For more information, please contact Robert Silverman at robert.silverman@oxfam.org or Diana Kearney at diana.kearney@oxfam.org.

1 https://papers.ssrn.com/sol3/papers.cfm?abstract_id=3476669; https://www.jstor.org/stable/2524455?seq=1

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2 https://www.nytimes.com/2019/01/06/opinion/warren-workers-boards.html

3 https://www.businessroundtable.org/business-roundtable-redefines-the-purpose-of-a-corporation-to-promote-an-economy-that-serves-all-americans

4 https://www.ciiref.org/board-employee-interaction

5 Id.

6 Id.

7 http://economics.mit.edu/files/17273

8https://www.baldwin.senate.gov/imo/media/doc/Reward%20Work%20Not%20Wealth%20Baldwin%20Staff%20Report%203.26.19.pdf (“In 2006, in the Journal of Financial Economics, two economists published research showing that the German corporate-governance system—which requires worker representation on the board of directors—ensured that corporate decision-making would benefit from valuable first-hand operation knowledge provided by workers. The result was improved firm performance: ‘[f]irms with employee representation are significantly larger with respect to sales and assets and are relatively more profitable.’ When labor represented between one-third and one-half of board seats, shareholder wealth increased by almost nine percent.”)

9 https://www.ft.com/content/7d082eb4-32a2-446b-b00e-2971280f189e

10 https://www.euractiv.com/section/economy-jobs/opinion/strong-codetermination-solid-companies-an-interview-with-prof-dr-michael-wolff/

11 https://prospect.org/labor/codetermination-difference/

12 Id.

13 Id.

14 Id.

15 https://prospect.org/labor/codetermination-difference/

16 https://www.pinsentmasons.com/out-law/analysis/corporate-governance-employee-voice-workplace-reporting

17 https://www.weforum.org/agenda/2016/10/codetermination-boosting-cooperation-between-management-and-employees

18 https://www.bruegel.org/2016/10/codetermination-in-germany-a-role-model-for-the-uk-and-the-us/

19 https://prospect.org/power/return-strike/

20 https://www.dataforprogress.org/blog/2018/12/14/employee-governance

21 https://www.congress.gov/bill/115th-congress/senate-bill/3348/text; https://www.congress.gov/bill/116th-congress/senate-bill/915/text

22 Id.

23 https://www.wsj.com/articles/companies-shouldnt-be-accountable-only-to-shareholders-1534287687; https://www.baldwin.senate.gov/press-releases/reward-work-act-2019

24 https://www.baldwin.senate.gov/imo/media/doc/Reward%20Work%20Not%20Wealth%20Baldwin%20Staff%20Report%203.26.19.pdf

25 https://americancompass.org/essays/conservatives-should-ensure-workers-a-seat-at-the-table/

26 https://www.seattletimes.com/business/amazon/amazon-more-diverse-at-its-warehouses-than-among-white-collar-ranks/; https://www.aboutamazon.com/news/workplace/our-workforce-data

27 https://www.cnn.com/2020/08/25/tech/amazon-first-black-executive-senior-leadership-team-bezos/index.html

28 Oxfam shared the information contained in this proxy statement with Amazon prior to publication.  While Amazon called the statements concerning worker abuse “misleading” and “inaccurate,” the company did not refute the specific allegations.

29https://d3n8a8pro7vhmx.cloudfront.net/rwdsu/pages/480/attachments/original/1543959297/Whats_Wrong_With_Amazon_-_website.pdf?1543959297;

https://time.com/5629233/amazon-warehouse-employee-treatment-robots/

30 https://nypost.com/2019/07/13/inside-the-hellish-workday-of-an-amazon-warehouse-employee/

31 https://apnews.com/article/95986c4ba779f1d35ac4ca2afdd745c3

32 https://www.theguardian.com/technology/2020/jan/27/amazon-workers-climate-protest; https://www.ft.com/content/33dce38e-4128-11ea-bdb5-169ba7be433d

33 https://www.businessinsider.com/amazon-employees-describe-peak-2019-2?utm_source=copy-link&utm_medium=referral&utm_content=topbar

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34 Id.

35 https://www.theguardian.com/technology/2020/feb/05/amazon-workers-protest-unsafe-grueling-conditions-warehouse

36 Ng, Alfred & Rubin, Ben F. “Amazon Fired These 7 Pregnant Workers.” CNET. May 6, 2019. https://www.cnet.com/features/amazon-fired-these-7-pregnant-workers-then-came-the-lawsuits/

37 “Amazon Sued Over Bathroom Breaks in Federal ADA Lawsuit.” AJC. February 22, 2019. https://www.ajc.com/news/national/amazon-sued-over-bathroom-breaks-federal-ada-lawsuit/P8BKKxEYl15vzDf6EtuaON/

38 Vance v. Amazon.com, Inc. (In re Amazon.com, Inc.), 852 F.3d 601, 606 (6th Cir. 2017)

39 In re: Amazon.com, Inc., Fulfillment Center Fair Labor Standards Act (FLSA) and Wage and Hour Litigation in relation to Saldana v. Amazon.com, LLC, No. 3:14-md-2504 (W.D. Ky., April 30, 2020); Burden, Lisa. “Amazon to Pay $11M to Settle Security Search Pay Claim.” HR Drive. May 11, 2020. https://www.hrdive.com/news/amazon-to-pay-11m-to-settle-security-search-pay-claim/577550/#:~:text=Amazon%20has%20agreed%20to%20pay,spent%20during%20mandatory%

20security%20searches

40 “Examining the Impact of the Class Action Lawsuit Against Amazon.” HGR. https://www.hgrlawyers.com/Articles/amazon-unpaid-wages-class-action-suit.html

41 https://www.classlawgroup.com/wp-content/uploads/Complaint-Amazon-California-Flex-Driver-Lawsuit-2019.pdf?x76150

42 Hoyt v. Amazon.com, Inc., 2019 U.S. Dist. LEXIS 53253 (California)

Mack v. Amazon.com, Inc., 2017 U.S. Dist. LEXIS 222485 (California)

Rittmann v. Amazon.com, Inc., 2017 U.S. Dist. LEXIS 31457 (Washington)

Waithaka v. Amazon.com, Inc., 404 F. Supp. 3d 335 (Massachusetts)

Harper v. Amazon.com Servs., 2020 U.S. Dist. LEXIS 133238 (New Jersey)

43 https://www.classlawgroup.com/wp-content/uploads/Amazon-Flex-Driver-Lawsuit-Order-on-Arbitration.pdf?x76150

44 https://www.classlawgroup.com/amazon-flex-lawsuit/

45 Sherman v. Amazon.com Servs., 2019 U.S. Dist. LEXIS 229191; https://www.classaction.org/news/class-action-amazon-owes-unpaid-wages-for-sending-new-hires-home-early-due-to-e-verify-system-error; https://www.classlawgroup.com/amazon-flex-lawsuit/#:~:text=The%20lawsuit%20says%20Amazon%20intentionally,misclassified%20as%20an%20independent%20contractor.

46 Similar lawsuits:

Malia v. Amazon.com, Inc., 2017 U.S. Dist. LEXIS 212301 (New Jersey)

Austin v. Amazon.com, Inc., 2010 U.S. Dist. LEXIS 45623 (Nevada)

https://www.overtimepaylaws.org/worker-amazon-shipping-center-sacramento-files-class-action-unpaid-overtime-lawsuit/

47 https://www.vox.com/recode/2020/6/29/21303643/amazon-coronavirus-warehouse-workers-protest-jeff-bezos-chris-smalls-boycott-pandemic

48 https://www.cnbc.com/2020/04/20/amazon-warehouse-workers-plan-national-coronavirus-protest.html

49 https://medium.com/@amazoniansunitednyc/we-amazon-workers-demand-coronavirus-protections-16f28ad8b15f

50 https://www.nbcnews.com/tech/tech-news/lack-oversight-transparency-leave-amazon-employees-dark-covid-19-n1241549

51 https://www.publicjustice.net/wp-content/uploads/2020/06/Amazon-JFK8-Lawsuit-Press-Release-FINAL.pdf

52 https://www.publicjustice.net/wp-content/uploads/2020/06/Palmer-v.-Amazon-filed-complaint.pdf; https://www.cnn.com/2020/06/03/tech/amazon-lawsuit-coronavirus-warehouse/index.html; https://www.cnbc.com/2020/06/06/amazon-warehouse-workers-lawsuit-alleges-sloppy-contact-tracing.html

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